Filed Pursuant to Rule 424(b)(3)

PROSPECTUS
                                     Shares
                               CYTOGEN CORPORATION
                                  Common Stock

     This prospectus relates to the sale by CYTOGEN Corporation of 3,105,590 shares of our common stock. We plan to offer these shares to The State of Wisconsin Investment Board (the "Principal Offeree").

         Our common stock is listed on the Nasdaq Stock Market under the symbol "CYTO." The last sales price of our common stock as reported by the Nasdaq on July 16, 1999 was $1.813 per share.

         Investing in the common stock involves certain risks which are described in the "Risk Factors" section beginning on page 6 of this prospectus.

         The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


--------------------------------------------------------------------------------
                                            Per Share                Total
--------------------------------------------------------------------------------
Price to Offerree ....................        $1.61(1)               $5,000,000

Proceeds to the Company ..............        $1.61                  $5,000,000

(1) The offering was priced at a discount of 7.25% from the average closing price of $1.74 per share over a five day trading period proceeding the offering.
--------------------------------------------------------------------------------


     CYTOGEN's principal executive offices are located at 600 College Road East, CN 5308, Princeton, New Jersey 08540-5308, (609) 750-8200.





August 4, 1999

                                TABLE OF CONTENTS

                                                                           Page
Prospectus Summary......................................................    3
Risk Factors............................................................    6
Price Range of Our Common Stock.........................................   19
Dividend Policy.........................................................   19
Use of Proceeds.........................................................   19
Where You Can Find More Information.....................................   20
Plan of Distribution....................................................   21
Legal Matters...........................................................   22
Experts.................................................................   22

                           --------------------------










     ProstaScint and OncoScint are registered trademarks of CYTOGEN. PIE is a trademark of CYTOGEN, pending registration. Quadramet is a trademark of Dow, licensed to CYTOGEN.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all the information that you should consider before investing in the common stock. You should read the entire prospectus carefully, including the "Risk Factors" section.

The Company

     CYTOGEN Corporation ("CYTOGEN" or the "Company") is a biopharmaceutical company engaged in the development, commercialization and marketing of products to improve diagnosis and treatment of prostate disease, of products for unmet needs in the broader urological and oncology markets. CYTOGEN was incorporated in Delaware in 1981. Unless the context otherwise indicates, as used herein, the term "Company" refers to CYTOGEN and its subsidiaries, taken as a whole.

Our Products

     We introduced to the market during 1997 our two principal products, each of which have been approved by the U.S. Food and Drug Administration ("FDA"):

     - ProstaScint(R) (kit for the preparation of Indium In111 Capromab Pendetide).

               ProstaScint has been approved as a diagnostic imaging agent for prostate cancer, the most frequently diagnosed malignancy and second leading cause of cancer death in men.

     -   Quadramet(R) Samarium  Sm153  Lexidronam   Injection).

               Quadramet has been approved for the treatment of bone pain due to cancers that have spread to the skeleton and that can be visualized on a bone scan.

     Our OncoScint(R) CR/OV imaging agent is also approved and marketed as a diagnostic imaging agent for colorectal and ovarian cancer.

     We believe that our products represent a significant improvement over existing technologies because our products provide improved diagnostic information and/or treatment in a site-specific manner with relatively low levels of toxicity.

     We also develop other products and technologies, both directly and through subsidiaries, and have engaged in development efforts with other parties.

     Our primary products in development are:

          - Vaccines for prostate and other cancers utilizing the Company's proprietary prostate specific membrane technology, or PSMA, in a collaboration with Progenics Pharmaceuticals, Inc.;

          - Other potential diagnostic and therapeutic applications of PSMA; and

          - A bioinformatics platform designed to offer a database mapping interaction between proteins to be accessed by a computer program for use in drug discovery and research.

Research and Development

     Historically, we have emphasized research and development of a broad array of potential products, based on monoclonal antibodies and other technologies. Having identified and commercialized products which we believe have substantial potential, we have:

          - Conducted or sponsored clinical studies to evaluate existing products in additional indications;

          - Focused on development of technology with near term commercial significance; o Reviewed all current research and development programs to assess their commercial potential; and

          - Recently curtailed basic research expenditures in order to allocate resources toward implementing our business strategy.

Business Strategy

     Our business strategy is directed primarily toward prostate and urological diseases and, when opportunities arise, in the broader field of oncology and in diagnostics. We plan to focus our efforts in areas in which we have experience. Our approach calls for:

          - Devoting our primary efforts to the marketing of ProstaScint and Quadramet to increase revenue and achieve profitability;

          - Expanding the use of ProstaScint and other products into foreign markets;

          - Developing products utilizing our proprietary technology;

          - Expanding our current product portfolio through the continued in-licensing of additional products and related technologies, in the same manner as Quadramet;

          - Establishing strategic alliances;

          - Acquiring other companies with related or complementary products, technologies and/or services.

     We cannot predict, however, whether we can accomplish these objectives or whether accomplishment of these objectives will lead to new commercially viable products or technologies. In addition, our efforts to develop or acquire new products depend on our available resources, our ability to commit resources to potential products or strategic activities without unduly impacting current operations or financial results, and whether or not such activities in the near term would affect the marketing of our products or the efforts of management to commercialize the Company successfully.

Restructuring Activities

     During 1998 and early 1999, we reviewed our assets and business prospects to determine which projects demonstrated adequate potential for a continued investment of corporate resources. As a result of this review, we:

          - Terminated our ALT program.
               Our subsidiary Cellcor, Inc. ("Cellcor") had been developing Autologous Lymphocyte Therapy ("ALT") for the treatment of metastatic renal cell carcinoma ("mRCC"), a life threatening kidney cancer for which there are no adequate therapies. We had planned to submit a Biologics License Application for ALT. Cellcor completed pivotal Phase III clinical trials of ALT in mRCC patients in January 1997. Although we believe the results of the trials are favorable, ALT was not considered a priority for allocation of available resources. We halted our preparation for submission of the Biologics License Application and closed our Cellcor facility in September 1998.

          - Sold our interest in Targon Corporation.
               Our review determined that the projects under development by Targon Corporation ("Targon") were not consistent with our corporate strategies. During August 1998, we sold our interest in Targon to our partner in the venture, Elan Corporation plc

               ("Elan") for $2 million in cash. In addition, we received $2 million from Elan in exchange for a convertible promissory note.


          - Sold our manufacturing facility.
               We determined that outsourcing manufacturing of the Company's products would be more economical and consistent with our strategies. During early January, 1999, we sold our manufacturing facility to Bard Bio Pharma L.P., a subsidiary of Norwalk, CT based pharmaceutical company Purdue Pharma L.P. We received $3.9 million in cash for the assets in the facility, and the lease to the building. We also signed an agreement with Purdue to share space in the building to continue to manufacture our ProstaScint and OncoScint products at the same location. Employees involved in manufacturing currently remain CYTOGEN employees, but Purdue will pay for their labor costs except while they are working on our products.

          - Reduced expenses.
               We have downsized the workforce by eliminating positions which were no longer critical to our strategic plans and have curtailed expenses for basic research.


Recent Developments

     On June 15, 1999, we reacquired the rights for immune therapy to our prostate specific membrane antigen ("PSMA") technology by acquiring Prostagen, Inc., which had sublicensed PSMA from us for prostate cancer immune therapy in 1996. We also acquired other assets held by Prostagen, including approximately $550,000 in cash, a minority ownership in Northwest Biotherapeutics, Inc., which is developing PSMA for cell therapy, and a contract with Velos, Inc. for marketing a cancer patient software management program for hospitals and health care payors. In exchange, we issued 2.5 million shares of our common stock, valued at $1.00 per share, and will issue up to an additional $4.5 million worth of our common stock (valued at the time of issuance) if milestones are achieved in the PSMA development program.

     On June 15, 1999, we also entered a joint venture with Progenics Pharmaceuticals, Inc. to develop PSMA for immune therapy, emphasizing cancer vaccines for prostate and possibly other cancers. The project will be owned equally by us and Progenics. Progenics will fund development through the filing of an Investigational New Drug Application with the U.S. Food and Drug Administration. We believe this first step will last approximately two years. After and if that step is achieved successfully, we and Progenics will share the costs of clinical trials. We will have exclusive North American marketing rights on products developed by the venture. We will receive $2 million in payments for licensing this technology to the venture. $500,000 has been received and the balance will be paid in installments through December 31, 2001. We can not give any assurance that this program will result in products reaching the market or being successful.

     In June of 1999, we reacquired rights to our ProstaScint and OncoScint products in Canada, which had been licensed to Faulding (Canada), Inc. We also agreed with Berlex Laboratories, Inc., the North American marketing partner for our Quadramet product, that we would market Quadramet in Canada. We did not pay for either of these agreements. OncoScint and Quadramet are approved by the Canadian Health Care Branch; ProstaScint is under expedited review. We believe these products may be marketed to major cancer centers in Canada and will not require the same level of resources as for U. S. marketing. However, we can not be certain that ProstaScint will be approved in Canada, that these products will be reimbursable under the Canadian health care system, or that they will be accepted by physicians.

                                  RISK FACTORS


     Prospective investors in the common stock offered hereby should carefully consider the following risk factors, in addition to the other information contained in this prospectus. This prospectus contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this prospectus.

History of Operating Losses and Accumulated Deficit

         We have a history of operating losses as follows:

                                             Operating      Net Profit (Loss) to
                                               Losses       Common Stockholders
         Three months
         ended March 31, 1999              ($ 1,694,000)          $ 1,657,000

         Year Ended December 31, 1998     ($ 15,915,000)        ($ 13,271,000)

         Year Ended December 31, 1997     ($ 31,027,000)        ($ 32,064,000)


     The operating losses were due in part to limited revenues and to various expenditures, including:

          -  Research and development activities;
          -  Acquiring of complementary products and technologies;
          -  Seeking regulatory approvals for our products;
          -  Preclinical and clinical studies related to our products;
          - Preparing of submissions to the United States Food and Drug Administration;
          - Developing of sales, marketing, manufacturing and distribution channels;
          - Developing of internal manufacturing capabilities relating to ProstaScint; and
          -  General and administrative expenses.

     We expect to incur operating losses in the future due primarily to:

          -  Continuing product development;
          - Acquiring, developing and commercializing complementary products and technologies; and
          -  Expansion of our sales and marketing activities.

     As of March 31, 1999, we had an accumulated deficit of approximately $300 million.

Uncertainty of Profitability

     Our ability to achieve and maintain profitability is highly dependent upon the successful commercialization of our products, including Quadramet and ProstaScint. Our profitability may also depend on success with PSMA and with AxCell Biosciences. There can be no assurance that we will ever be able to successfully commercialize our products or that we will ever achieve profitability.

Fluctuating Results of Operations

     Our results of operations have fluctuated on an annual and quarterly basis and may fluctuate significantly from period to period in the future, due to, among other factors:

          -  Variations in revenue from sales of and royalties from our products;
          - Timing of regulatory approvals and other regulatory announcements relating to our products;
          -  Variations in our  marketing,  manufacturing  and  distribution channels;
          -  Timing  of  the   acquisition   and  successful   integration  of
             complementary  products and technologies;
          - Timing of new product announcements and introductions by the Company and its competitors, and
          -  Product obsolescence resulting from new product introductions.

     Many of these factors, and others not listed above, are outside our control. Due to one or more of these factors, our results of operations may fall below the expectations of securities analysts and investors in one or more future quarters. If this happens, the market price of our common stock could be materially and adversely affected.


Need for Additional Capital

     We have incurred negative cash flows from operations since inception, and have expended, and will need to expend, substantial funds to complete our planned product development efforts, including:

          -  Acquisition of products and complementary technologies;
          -  Research and development;
          -  Clinical studies and regulatory activities; and
          -  Expansion of our marketing, sales and distribution activities.

In addition to the above requirements, we expect that we will require additional capital either in the form of debt or equity, irrespective of whether and when we reach profitability, for the following activities:

          -  Working capital;
          -  Acquisitions of additional products and technologies; and
          -  Further product development.

     Our future capital requirements and the adequacy of our available funds depend on numerous factors, including:

          -  Successful commercialization of our products;
          -  Acquisition of complementary products and technologies;
          -  Magnitude, scope and results of our product development efforts;
          -  Progress of preclinical studies and clinical trials;
          -  Progress of regulatory affairs activities;
          - Costs of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;
          -  Competing technological and market developments; and
          - Expansion of strategic alliances for the sale, marketing and distribution of our products.

     We currently expect that our existing cash, together with decreased operating costs, and revenues generated by product sales and royalties, and the proceeds from this offering, will be adequate to fund our operations into 2000. We can not give assurance that we will not consume our available capital resources before that time. If we experience unanticipated cash requirements, we may require additional capital to:

          -  Fund operations;
          -  Continue research and development programs;
          -  Continue pre-clinical and clinical testing of potential products;
             or
          -  Commercialize any products that may be developed.

Possible Unavailability of Other Financing

     There can be no assurance we will be able to obtain additional financing on acceptable terms, if at all. We may seek to raise additional capital through public or private offerings of equity or debt or through collaborative agreements, strategic alliances with corporate partners and others, or through other contractual arrangements with third parties. We may receive additional funds upon the exercise of common stock purchase warrants and stock options, but there can be no assurance that any warrants or stock options will be exercised or that the amounts received will be sufficient to meet our capital needs. If adequate funds are not available, we may be required to delay, further scale back or eliminate one or more of our development programs or certain aspects of our operations, or to obtain funds by entering into arrangements with collaborative partners or others that may require us to relinquish rights to certain of our products, product candidates, technologies or potential markets, that we would otherwise not relinquish. If adequate funds are not available, our business, financial condition and results of operations will be materially and adversely affected.

Possible Dilution or Requirement to Comply with Covenants

     Additional equity financing may result in substantial dilution to shareholders, and debt financing may limit our ability to declare dividends, or may require us to comply with covenants that would alter the way we conduct business.

Dependence on Market Acceptance of ProstaScint and Quadramet for Revenues

     None of our products has a significant history of revenues. ProstaScint and Quadramet were introduced to the market during the first half of 1997 and are expected to account for a significant percentage of our product-related revenues in the foreseeable future. For the year ended December 31, 1998, revenues from ProstaScint and Quadramet accounted for over 91% of our product related revenues.

     Because these products contribute the majority of our revenues, our business, financial condition and results of operations depend on their acceptance as safe, effective and cost efficient alternatives to other available treatment and diagnostic protocols by the medical community, including:

          -  health care providers, such as hospitals and physicians
          - third-party payors, including Medicare, Medicaid, private insurance carriers and health maintenance organizations


Market Acceptance of ProstaScint

     ProstaScint is marketed in the United States by the urological  division of
C. R. Bard, Inc. ("BARD"), with CYTOGEN retaining co-marketing rights. We believe that efforts to market ProstaScint to physicians and hospitals have been well received, based on increasing sales, statements by physicians to our employees as to the benefits of ProstaScint and presentations on ProstaScint by physicians at medical association meetings. However, training by physicians, technicians and other health care professionals is required before certain of our products can be used for diagnosis or therapy. In order to use ProstaScint, our customers, including technologists and physicians, must successfully complete our Partners in Excellence Program ("PIE(TM) Program"), a proprietary training program designed to promote the correct acquisition and interpretation of ProstaScint images. This approach is, therefore, technique dependent and requires a learning commitment on the part of users. There can be no assurance that additional physicians will make this commitment or otherwise accept this product as part of their treatment practices.

     CYTOGEN has a program dedicated to providing information to and resolving issues with managed care organization ("MCOs") relating to reimbursement. BARD is obligated to market ProstaScint to MCOs, but has not yet implemented a significant program in this area. Failure to market ProstaScint to MCOs could hinder acceptance or reimbursement, although we cannot quantify what impact, if any, this marketing effort could have on sales of ProstaScint.

Market Acceptance of Quadramet

     Berlex Laboratories, Inc. ("Berlex") is responsible for the marketing of Quadramet in the United States, including marketing to MCOs, by an agreement entered in October 1998. Their marketing efforts began in the first quarter of 1999. We can not give any assurance that Berlex will be able to successfully market Quadramet, or that this agreement will be profitable for the Company. CYTOGEN recently obtained marketing rights to Quadramet in Canada, but has not yet implemented a selling program. We can not give any assurance that the product can be marketed effectively in Canada, or that it will contribute significantly to the Company's revenues.

     We have licensed the rights to Quadramet from The Dow Chemical Company ("Dow"). Such rights are currently limited to North and Latin America with respect to currently approved indications. We also hold a license from Dow for use of Quadramet in treatment of refractory rheumatoid arthritis in North and Latin America and in other countries, including European countries and Japan.

There can be no assurance that Quadramet will be accepted in the United States and Canada, where the product is currently approved. We also can not give any assurance that Quadramet will be accepted in any markets outside the United States and Canada, or approved for additional indications in any locations, due to the influence of established medical practices and other social and economic factors beyond our control.

     Accordingly, there can be no assurance that ProstaScint or Quadramet will achieve market acceptance on a timely basis, or at all. The failure of ProstaScint or Quadramet to achieve market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations.

Risks Relating to Potential Additional Cuts in Company Programs

     We are reviewing and prioritizing programs, and there can be no assurance that we will not cut programs to conserve capital. After reviewing and prioritizing our business opportunities, we have ceased various developmental and research programs, including submission of a Biologics License Application for ALT. In addition, we have ceased basic research in our Genetic Diversity Library ("GDL") program. Any additional cuts would increase our dependence on our remaining programs, and would increase the risk from such programs to the Company as a whole, which could materially and adversely affect our chances of obtaining profitability. While we plan to allocate our resources to those programs with the greatest potential to contribute to a sound financial and operating position, there can be no assurance that we will be successful in doing so.

Dependence on our Collaborative Partners

     Our success depends in significant part upon the success of our collaborative partners. We have entered into the following agreements for the sales, marketing, distribution and manufacture of our products, product candidates and technologies:

          - Sub-license and marketing agreement with Berlex relating to the Quadramet technology that we have licensed from Dow. Berlex is responsible for marketing, selling and arranging manufacturing and distribution of Quadramet in the United States, Canada, and Latin America. This agreement expires on the later of December 20, 2014 or upon the expiration of the patents covering Quadramet.
          -  Co-promotion   agreement   with  BARD,   granting   BARD's
             Urological Division the exclusive right to market ProstaScint to urologists; and
          - Agreement for manufacture of Quadramet by The DuPont Pharmaceuticals Company (formerly the radiopharmaceuticals division of the DuPont Merck Company, "DuPont").
          - A joint venture with Progenics Pharmaceuticals, Inc. for the development of PSMA for immunotherapy for prostate and other cancers.

Because our collaborative partners are responsible for certain of our sales, marketing, manufacturing and distribution activities, these activities are outside our direct control. There can be no assurance that our partners will perform their obligations under these arrangements with the Company. In the event that our collaborative partners do not successfully market and sell our products, or breach their obligations under the above agreements, the successful commercialization of Quadramet and ProstaScint would not be achieved or would be delayed, and new product development could be inhibited, which could have a material adverse effect on our business, financial condition and results of operations.

     There can be no assurance that we will be able to maintain our existing collaborative arrangements; if they expire or are terminated, there can be no assurance that they will be renewed, or that new arrangements will be available on acceptable terms, if at all. In addition, there can be no assurance that any new arrangements or renewals of existing arrangements will be successful, that the parties to any new or renewed agreements will perform their obligations thereunder, or that any potential collaborators will not compete with us.

     There can also be no assurance that our existing or future collaborations will lead to the development of product candidates or technologies with commercial potential, that we will be able to obtain proprietary rights or licenses for proprietary rights for our product candidates or technologies developed in connection with these arrangements, or that we will be able to ensure the confidentiality of proprietary rights and information developed in such arrangements or prevent the public disclosure thereof.

Limited Sales, Marketing and Distribution Capabilities

     We have limited internal sales, marketing and distribution capabilities. We depend on Berlex for the sales, marketing and distribution of Quadramet in the United States, and on BARD for the sale and marketing of ProstaScint. In locations outside the United States, we have not established a selling presence. If we are unable to establish and maintain significant sales, marketing and distribution efforts, either internally or through arrangements with third parties, our business, financial condition and results of operations could be materially adversely effected.

We have limited marketing history for our products:

          - ProstaScint was approved for marketing by the FDA in October 1996, and commercially launched in February 1997. ProstaScint sales have experienced growth since product launch. However, there can be no assurance that such growth will continue; and

          - Quadramet was approved for marketing by the FDA in March 1997 and launched by DuPont in June 1997. Quadramet sales during the period from initial launch were below the levels of minimum royalty payments we recorded under our agreement with DuPont. Growth during early months was limited by the need for hospitals to obtain license amendments under federal and state law to receive and handle this new radioactive product. In addition, initial marketing efforts by DuPont were directed primarily to nuclear medicine physicians who directly administer the product to patients. While we believe this approach was necessary to generate product understanding, marketing to primary caregivers for likely candidates for treatment with Quadramet is necessary for extensive penetration into the market. Berlex maintains a sales force which calls on the physician oncological community; however, there is no significant experience with sales efforts for Quadramet and there can be no assurance that sales efforts will be successful.

     The failure of our marketing efforts to achieve commercial success would have a material adverse effect on our business and results of operations.

Risks Associated with Manufacturing; Third-Party Manufacturers' Dependence on Single Source Suppliers; Need to Comply with Manufacturing Regulations

     Our products must be manufactured either internally or through third-party manufacturers in compliance with regulatory requirements and at acceptable costs.

     While we believe that our manufacturing operations currently address our needs for the production of our products, there can be no assurance that we will be able to continue to manufacture, arrange for manufacture on a commercially reasonable basis, or successfully outsource the manufacturing of our products. If we are unable to successfully manufacture or arrange for the manufacture of our products and product candidates, there would be a material adverse effect on our business, financial condition and results of operations.

     Quadramet is manufactured by DuPont pursuant to an agreement with both Berlex and CYTOGEN. Certain components of Quadramet, particularly Samarium-153 and EDTMP, are provided to DuPont by outside suppliers. Due to radioactive decay, Samarium-153 must be produced on a weekly basis. On one occasion, DuPont was unable to manufacture Quadramet on a timely basis due to the failure of a supplier to provide Samarium-153. If DuPont cannot obtain sufficient quantities of such components on commercially reasonable terms, or in a timely manner, it would be unable to manufacture Quadramet on a timely and cost-effective basis which could have a material adverse effect on our business, financial condition and results of operations. Alternative sources for these components may not be readily available. If DuPont were to lose its sources of supply for such components, production of Quadramet would be interrupted, which could have a material adverse effect on our business, financial condition and results of operations.

     The Company and its third party manufacturers are required to adhere to FDA regulations setting forth requirements for current Good Manufacturing Practices ("cGMP") and similar regulations in other countries, which include extensive testing, control and documentation requirements. Ongoing compliance with cGMP, labeling and other applicable regulatory requirements is monitored through periodic inspections and market surveillance by state and federal agencies, including the FDA, and by comparable agencies in other countries. Failure of the Company and its third-party manufacturers to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of the government to grant premarket clearance or premarket approval of drugs, delays, suspension or withdrawal of approvals,
seizures  or  recalls  of   products,   operating   restrictions   and  criminal
prosecutions.

Risks Associated with Reimbursement by Third-Party Payors

     Our business, financial condition and results of operations will continue to be affected by the efforts of governments and other third-party payors to contain or reduce the costs of healthcare through various means. There have been, and we expect that there will continue to be, a number of federal and state proposals to implement government control of pricing and profitability of therapeutic and diagnostic imaging agents such as our products. In addition, an emphasis on managed increases possible pressure on pricing of these products. While we cannot predict whether such legislative or regulatory proposals will be adopted or the effects such proposals or managed care efforts may have on our business, the announcement of such proposals and the adoption of such proposals or efforts could have a material adverse effect on our business, financial condition and results of operations. Further, to the extent such proposals or efforts have a material adverse effect on other companies that are prospective corporate partners for the Company, our ability to establish strategic alliances may be materially and adversely affected.

     Sales of our products depend in part on the availability of reimbursement to the consumer from third-party payors, including Medicare, Medicaid, and private health insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. There can be no assurance ---that our products will be considered cost-effective and that reimbursement to consumers will continue to be available, or will be sufficient to allow us to sell our products on a competitive basis. Approval of our products for reimbursement by a third party payor may depend on a number of factors, including the payor's determination that our products are clinically useful and cost-effective, medically necessary and not experimental or investigational. Reimbursement is determined by each payor individually and in specific cases. The reimbursement process can be time consuming and costly. If we cannot secure adequate third party reimbursement for our products, there would be a material adverse effect on our business, financial condition and results of operations.

Intense Competition in the Biotechnology and Pharmaceutical Industries

     The biotechnology and pharmaceutical industries are subject to intense competition from large pharmaceutical, biotechnology and other companies, as well as universities and research institutions.

     Many of these competitors have, compared to us, substantial advantages with respect to their:

          - Financial, marketing, sales, manufacturing, distribution and technological resources;
          -  Sales and marketing expertise;
          -  Distribution channels;
          - Experience in establishing third-party reimbursement for their products;
          -  Research and development expertise;
          -  Experience in conducting clinical trials;
          -  Experience in regulatory matters;
          -  Manufacturing efficiency; and
          -  Name recognition.

     Due to this intensely competitive environment, there can be no assurance that we will be able to compete effectively against such existing or potential competitors or that competition will not have a material adverse effect on our business, financial condition and results of operations.

     Quadramet competes with other more traditional treatments or therapies, such as:

          -  External beam radiation;
          -  Chemotherapy agents;
          -  Narcotic analgesics; and
          -  Radiopharmaceuticals.

     In addition, certain of our competitors may be in the process of seeking FDA or foreign regulatory approval for their own products, which compete directly or indirectly with ours.

     We are highly dependent upon proprietary technology and seek to protect such technology through a combination of patents, licenses and trade secrets. We have applied for, obtained and licensed patents for certain proprietary aspects of our technology and processes in the U.S. and other countries. We are particularly dependent upon the enforceability of our license with Dow with respect to Quadramet. There can be no assurance that our owned and licensed patents will prove to be enforceable or that additional patents will be issued. Neither can assurance be given that the technologies we use do not infringe upon the proprietary rights of others, although we are not aware of any such infringement or any adverse claim. Insofar as we rely in part on trade secrets and unpatented know-how to maintain our competitive position, there can be no assurance that others will not independently develop similar or superior technologies or that our trade secrets and know-how will not become known to others. We could incur substantial costs in seeking enforcement of our patents against infringement or preventing unauthorized use of our trade secrets by others, or in defending patent infringement claims brought against the Company.

     Our success depends, in part, on our ability, and the ability of our collaborators or licensors, to obtain protection for products and technologies under United States and foreign patent laws, to preserve trade secrets, and to operate without infringing the proprietary rights of third parties. Because of the substantial length of time and expense associated with development of new products, the biopharmaceutical industry places considerable importance on obtaining, and maintaining, patent and trade secret protection for new technologies, products and processes. We have obtained rights to certain patents and patent applications and may obtain or seek rights from third parties to additional patents and patent applications. There can be no assurance that patent applications relating to our products or technologies will result in patents being issued, that any issued patents will afford us adequate protection, or that such patents will not be challenged, invalidated, infringed or circumvented. Furthermore, there can be no assurance that others have not developed, or will not develop, similar products or technologies that will compete with ours without infringing upon our intellectual property rights.

     Legal standards relating to the scope of claims and the validity of patents in the biopharmaceutical industry are uncertain and still evolving, and no assurance can be given as to the degree of protection that will be afforded any patents we are issued or license from others. There can be no assurance that, if challenged by others in litigation, the patents we have been assigned or have licensed from others will not be found invalid. There can be no assurance that our activities would not infringe patents owned by others. Defense and
prosecution  of  patent  matters  can  be  expensive  and  time-consuming   and,
regardless of whether the outcome is favorable to us, can result in the diversion of substantial financial, management and other resources. An adverse outcome could:

          -  Subject us to significant liability to third parties;
          - Require us to cease any related research and development activities and product sales; or
          -  Require us to obtain licenses from third parties.

     No assurance can be given that any licenses required under any such patents or proprietary rights would be made available on terms acceptable to us, if at all. Moreover, the laws of certain countries may not protect our proprietary rights to the same extent as United States law.

     Our success also depends on the skill, knowledge, and experience of our scientific and technical personnel. To help protect our rights, we require all employees, consultants, advisors and collaborators to enter into confidentiality agreements that require disclosure, and in most cases, assignment to us, of their ideas, developments, discoveries and inventions, and that prohibit the disclosure of confidential information to anyone outside the Company. There can be no assurance, however, that these agreements will provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

Product Development

     Product development involves a high degree of risk. There can be no assurance that the product candidates we develop, pursue or offer will prove to be safe and effective, will receive the necessary regulatory approvals or will ultimately achieve market acceptance. These product candidates will require substantial additional investment, laboratory development, clinical testing and regulatory approvals prior to their commercialization. There can be no assurance that we will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products. If we are unable to successfully develop and commercialize products on a timely basis or at all, or achieve market acceptance of such products, there could be a material adverse effect on our business, financial condition and results of operations.

     Before we obtain regulatory approvals for the commercial sale of any of our products under development, we must demonstrate through preclinical studies and clinical trials that the product is safe and efficacious for use in each target indication. The results from preclinical studies and early clinical trials may not be predictive of results that will be obtained in large-scale testing, and there can be no assurance that the our clinical trials will demonstrate the safety and efficacy of any products or will result in marketable products. A number of companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. In addition, there can be no assurance that product issues will not arise following successful clinical trials and FDA approval.

     The rate of completion of clinical trials also depends on the rate of patient enrollment. Patient enrollment depends on many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment may result in increased costs and delays, which could have a material adverse effect on our business, financial condition and results of operations.

Government Regulation

     Any products tested, manufactured or distributed by us or on our behalf pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by numerous regulatory authorities, including primarily the FDA. Changes in existing requirements or adoption of new requirements or policies could adversely affect our ability to comply with regulatory requirements. If we fail to comply with regulatory requirements, there could be a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we will not be required to incur significant costs to comply with laws and regulations in the future or that laws or regulations will not have a material adverse effect upon our business, financial condition and results of operations.

     Numerous  federal,  state  and  local  governmental   authorities  (each  a
"Regulatory Agency"), principally the FDA, and similar agencies in other countries, regulate the preclinical testing, clinical trials, manufacture and promotion of any compounds we or our collaborative partners develop and the manufacturing and marketing of any resulting drugs. The drug development and regulatory approval process is lengthy, expensive, uncertain and subject to delays.

          - Any compound we or our collaborative partners develop must receive Regulatory Agency approval before it may be marketed as a drug in a particular country.
          - The regulatory process, which includes preclinical testing and clinical trials of each compound in order to establish its safety and efficacy, varies from country to country, can take many years and requires the expenditure of substantial resources.
          - In all circumstances, approval of the use of previously unapproved radioisotopes in certain of our products requires approval of either the Nuclear Regulatory Commission or equivalent state regulatory agencies. A radioisotope is an unstable form of an element which undergoes radioactive decay, thereby emitting radiation which may be used, for example, to image or destroy harmful growths or tissue. There can be no assurance that such approvals will be obtained on a timely basis, or at all.
          - Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent Regulatory Agency approval.

          - Delays or rejections may be encountered based upon changes in Regulatory Agency policy during the period of drug development and/or the period of review of any application for Regulatory Agency approval for a compound. These delays could adversely affect the marketing of any products we or our collaborative partners develop, impose costly procedures upon our activities, diminish any competitive advantages we or collaborative partners may attain and adversely affect our ability to receive royalties.

     There can be no assurance that, even after such time and expenditures, Regulatory Agency approvals will be obtained for any compounds developed by or in collaboration with the Company. Moreover, if Regulatory Agency approval for a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed that could limit the potential market for any such drug. Furthermore, if and when such approval is obtained, the marketing, manufacture, labeling, storage and record keeping related to our products would remain subject to extensive regulatory requirements. Discovery of previously unknown problems with a drug, its manufacture, or its manufacturer may result in restrictions on such drug, manufacture or manufacturer, including withdrawal of the drug from the market. Failure to comply with regulatory requirements could result in fines, suspension of regulatory approvals, operating restrictions and criminal prosecution.

     The U. S. Food, Drug and Cosmetics Act requires that our products be manufactured in FDA registered facilities subject to inspection. The manufacturer must be in compliance with current good manufacturing practices, or, cGMP, which imposes certain procedural and documentation requirements upon us, and our manufacturing partners with respect to manufacturing and quality assurance activities. Noncompliance with cGMP can result in, among other things, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for drugs, withdrawal of marketing approvals and criminal prosecution. If we or our manufacturing partners were to fail to comply with the requirements of cGMP, there could be a material adverse effect on the Company's business, financial condition and results of operations.

Attraction and Retention of Key Personnel

     We are highly dependent on the principal members of our management and scientific staff, the loss of whose services might significantly delay or prevent the achievement of research, development or strategic objectives. Our success depends on our ability to retain key employees and to attract additional qualified employees. Competition for such personnel is intense, and there can be no assurance that we will be able to retain existing personnel and to attract, assimilate or retain additional highly qualified employees in the future.

     We have an employment agreement with our President and Chief Executive Officer, H. Joseph Reiser, Ph.D., which provides for bonuses and vesting of options for the purchase of shares of common stock based on continued employment and on the achievement of performance objectives defined by the Board of Directors. We do not have employment agreements with our other key personnel. If we are unable to hire and retain personnel in key positions, there could be a material adverse effect on the Company's business, financial condition and results of operations.

Potential Inadequacy of Product Liability Insurance

     Our business is subject to product liability risks inherent in the testing, manufacturing and marketing of our products. There can be no assurance that product liability claims will not be asserted against us, our collaborators or licensees. While we currently maintain product liability insurance in amounts we believe are adequate, there can be no assurance that such coverage will be adequate to protect us against future product liability claims or that product liability insurance will be available to us in the future on commercially reasonable terms, if at all. Furthermore, there can be no assurance that we will be able to avoid significant product liability claims and adverse publicity. Consequently, a product liability claim or other claim with respect to uninsured or underinsured liabilities could have a material adverse effect on our business, financial condition and results of operations.

Environmental Regulation

     We are subject to a variety of local, state and federal government regulations relating to:

          -  Storage;
          -  Discharge;
          -  Handling;
          -  Emission;
          -  Generation;
          -  Manufacture; and
          -  Disposal

of toxic, infectious or other hazardous substances used to manufacture our products. If we fail to comply with these regulations, we could be subject to significant liabilities, which could have a material adverse effect on our business, financial condition and results of operations.

Volatility of Stock Price

     The market prices for securities of biotechnology and pharmaceutical companies have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The market price of our common stock has fluctuated over a wide range and may continue to fluctuate for various reasons, including, but not limited to, announcements concerning the Company or our competitors regarding:

          -  Results of clinical trials;
          -  Technological innovations or new commercial products;
          - Changes in governmental regulation or the status of our regulatory approvals or applications;
          -  Changes in earnings;
          -  Changes in health care policies and practices;
          -  Developments or disputes concerning proprietary rights;
          - Litigation or public concern as to safety of the our potential products; and
          -  Changes in general market conditions.

Impact of Anti-takeover Provisions on the Market Price of Common Stock

     We have adopted various anti-takeover provisions which may affect the market price of the common stock.

     Our Board of Directors has the authority, without further action by the holders of common stock, to issue from time to time, up to 5,200,000 additional shares of preferred stock in one or more classes or series, and to fix the rights and preferences of such preferred stock. Pursuant to these provisions, we have implemented a Stockholder Rights Plan by which one preferred stock purchase right is attached to each share of common stock, as a means to deter coercive takeover tactics and to prevent an acquirer from gaining control of the Company without some mechanism to secure a fair price for all of our stockholders if an acquisition was completed. These rights will be exercisable if a person or group acquires beneficial ownership of 20% or more of our common stock and can be made exercisable by action of our Board of Directors if a person or group commences a tender offer which would result in such person or group beneficially owning 20% or more of our common stock. Each right will entitle the holder to buy one one-thousandth of a share of a new series of junior participating preferred stock for $20. If any person or group becomes the beneficial owner of 20% or more of CYTOGEN 's common stock (with certain limited exceptions), then each right not owned by the 20% stockholder will entitle its holder to purchase, at the right's then current exercise price, common shares having a market value of twice the exercise price. In addition, if after any person has become a 20% stockholder, we are involved in a merger or other business combination transaction with another person, each right will entitle its holder (other than the 20% stockholder) to purchase, at the right's then current exercise price, common shares of the acquiring company having a value of twice the right's then current exercise price.

     We are subject to provisions of Delaware corporate law which, subject to certain exceptions, will prohibit us from engaging in any "business combination" with a person who, together with affiliates and associates, owns 15% or more of our common stock (an "Interested Stockholder") for a period of three years following the date that such person became an Interested Stockholder, unless the business combination is approved in a prescribed manner.

     These provisions of the Stockholder Rights Plan, our Certificate of Incorporation, and of Delaware law may have the effect of delaying, deterring or preventing a change in control of the Company, may discourage bids for the common stock at a premium over market price and may adversely affect the market price, and the voting and other rights of the holders, of the common stock.


Impact of Shares Eligible for Future Sale on the Market Price of the Common
Stock

     A large number of shares of common stock already outstanding, or issuable upon exercise of options and warrants, are eligible for resale, which may adversely affect the market price of the common stock. As of March 31, 1999, the Company had 65,112,000 shares of common stock outstanding. An additional 7,446,099 shares of common stock are issuable upon the exercise of outstanding options and warrants (including 300,000 shares issuable upon exercise of warrants granted to Kingsbridge and the May Davis Group, Inc., placement agent for the Equity Line Agreement. Substantially all of such shares subject to outstanding options and warrants will, when issued upon exercise thereof, be available for immediate resale in the public market pursuant to currently effective registration statements under the Securities Act of 1933, as amended, or pursuant to Rule 701 promulgated thereunder.

                         PRICE RANGE OF OUR COMMON STOCK

         Our common stock is currently quoted on the Nasdaq Stock Market under the symbol "CYTO." For each quarter since the beginning of 1996, the high and low sale prices for our common stock, as reported by Nasdaq, were as follows:

1996                                                              High      Low
----                                                              ----      ---
First Quarter................................................      10      5 1/8
Second Quarter...............................................   9 1/2    5 13/16
Third Quarter................................................       9     5 3/16
Fourth Quarter...............................................   7 1/8     4 7/16

1997
----
First Quarter................................................   6 1/2      4 3/4
Second Quarter...............................................  6 5/16    4 11/16
Third Quarter................................................  5 1/16      3 5/8
Fourth Quarter...............................................   4 3/4     1 7/16

1998
----
First Quarter................................................  2 7/16      1 1/4
Second Quarter...............................................       2        5/8
Third Quarter................................................  2 9/16        3/4
Fourth Quarter...............................................   1 7/8      11/16

1999
----
First Quarter................................................   1 1/2      14/16
Second Quarter...............................................       2        7/8



                                 DIVIDEND POLICY

     We have never paid or declared any cash dividends on our common stock. We currently intend to retain any future earnings for our business and, therefore, do not anticipate paying cash dividends in the foreseeable future. Future dividends, if any, will depend on, among other things, our results of operations, capital requirements, restrictions in loan agreements and on such other factors as our Board of Directors, in its discretion, may consider relevant.

                                 USE OF PROCEEDS

     We intend to use substantially all of the proceeds from the sale of common stock hereunder for general corporate purposes.

Important Factors Regarding Forward Looking Statements

     Certain   discussions   set  forth  above  regarding  the  development  and
commercialization of our products and technologies are forward looking statements that are subject to risks and uncertainties. The statements under this caption are intended to serve as cautionary statements within the meaning of the Private Securities Litigation Reform Act of 1995. Certain statements in this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed in Risk Factors, listed below or discussed elsewhere in this prospectus, and in the Company's filings with the Securities and Exchange Commission:

     (i) the Company's ability to continue as a going concern if the Company is unable to raise sufficient funds or generate sufficient cash flows from operations to cover the cost of its operations; (ii) the Company's ability to access the capital markets in the near term and in the future for continued funding of existing projects and for the pursuit of new projects; (iii) the Company's ability to complete its restructuring plans timely and in a way that permits the Company to operate effectively; (iv) the ability to attract and retain personnel needed for business operations and strategic plans; (v) the timing and results of clinical studies, and regulatory approvals; (vi) market acceptance of the Company's products, including programs designed to facilitate use of the products, such as the PIE Program; (vii) demonstration over time of the efficacy and safety of the Company's products; (vii) the degree of competition from existing or new products; (ix) the decision by the majority of public and private insurance carriers on whether to reimburse patients for the Company's products; (x) the profitability of its products; (xi) the ability to attract, and the ultimate success of, strategic partnering arrangements, collaborations, and acquisition candidates; (xii) the ability of the Company and its partners to identify new products as a result of those collaborations that are capable of achieving FDA approval, that are cost-effective alternatives to existing products and that are ultimately accepted by the key users of the product; and (xiii) the success of the Company in establishing marketing programs and in obtaining marketing approvals in Canada and in European countries, in achieving milestones and achieving sales of products resulting in royalties; and (xiv) the ability to protect and practice the Company's intellectual property, including patents and know-how.

     Any forward-looking statements are made as of the date of this prospectus and the Company assumes no obligation to update any such forward-looking statements or to update the factors which could cause actual results to differ materially from those anticipated in such forward-looking statements.


                       WHERE YOU CAN FIND MORE INFORMATION

     The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form S-3 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the common stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the offices of the Commission in Washington, D.C. 20549, and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 upon the payment of the fees prescribed by the Commission. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. The Company also maintains a Web site (http://www.cytogen.com).


                              Plan of Distribution

     We plan to offer shares of common stock registered hereby directly to The State of Wisconsin Investment Board at a discount of 7.25% from the public offering price.

     Our common stock is listed on the Nasdaq Stock Market under the symbol "CYTO."

     We will bear all expenses of registering  the common stock  hereunder.

     The terms of any sales of any of the common stock registered hereby will be set forth in a final prospectus filed with the Securities and Exchange Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed with the Commission by the Company and are incorporated herein by reference in this Prospectus and made a part hereof (i) the Company's Annual Report on Form 1O-K for the year ended December 31, 1998; (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999; and (ii) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be submitted in writing to Cytogen Corporation, Attention: Investor Relations, 600 College Road East, CN 5308, Princeton New Jersey 08540-5308, Telephone:(609) 750-8224.

                              --------------------

     No person has been authorized in connection with the offering made hereby to give any information. or make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any other person. This Prospectus does not constitute an offer to sell or solicitation of any offer to buy any of the Securities offered hereby in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Donald F. Crane, Jr., esq.


                                     EXPERTS

     The audited consolidated financial statements of the Company as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998 incorporated by reference in this Prospectus and registration statement have been audited by Arthur Andersen LLP, independent public accounts, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                     Shares



                               CYTOGEN CORPORATION


                                  Common Stock



                              --------------------

                                   PROSPECTUS
                              --------------------



                                 August 4, 1999